UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Change in relevant shareholding

Banco Bradesco S.A. ("Bradesco" or "Company"), in accordance with CVM Resolution Nº 44/2021, hereby informs its shareholders and the market in general that, on October 12, 2026, it received the attached notice from BlackRock, Inc. ("BlackRock"), reporting the acquisition of a relevant shareholding interest pursuant to Paragraph 1 of Article 12 of CVM Resolution Nº 44/2021.

BlackRock further informed that the change in its shareholdings is not intended to change the controlling interest or the management structure of Bradesco, and that BlackRock has not entered into any contracts or agreements governing the exercise of voting rights or the purchase and sale of securities issued by Bradesco.

Cidade de Deus, Osasco, October 13, 2026.

Banco Bradesco S.A.

André Costa Carvalho
Investor Relations Officer

BCO BRADESCO S.A.

Núcleo Cidade de Deus, s/n, Vila Yara

Zip Code: 06029-900

Osasco, SP, Brazil

At.: Sr. André Costa Carvalho

Investor Relations Officer

Phone: 55 (11) 9828-17008

Email: diretoria_ri@bradesco.com.br

October 12, 2026

BCO BRADESCO S.A. – Disclosure of Material Equity Holding

Dear Sirs,

1	BlackRock, Inc. ("BlackRock") hereby, on behalf of some of its clients, in its capacity of investment manager, hereby informs that it has acquired preferred shares issued by BCO Bradesco S.A. ("Company"), and that, on October 8, 2026, its aggregate holdings added up to, (i) 511,731,708 preferred shares and 50,618,163 American Depositary Receipts ("ADRs"), representing 50,618,163 preferred shares, totaling 562,349,871 preferred shares, representing approximately 10.060% of the total preferred shares issued by the Company; (ii) 143,148,325 common shares, representing approximately 2.553% of the total common shares issued by the Company; and (iii) 24,606,349 derivative financial instruments referenced in preferred shares with cash settlement, representing approximately 0.440% of the total preferred shares issued by the Company.
2	In order to comply with the provisions of Article 12 of Resolution No. 44 of the Brazilian Securities and Exchange Commission ("CVM"), dated August 23, 2021, as amended, BlackRock, hereby, requests the Company's Investor Relations Officer to disclose the following information to the CVM and other competent bodies:
(i)	BlackRock registered office is located at 50 Hudson Yards, New York, NY 10001, USA;
(ii)	BlackRock’s aggregate holdings added up to (i) 511,731,708 preferred shares and 50,618,163 ADRs, representing 50,618,163 preferred shares, totaling 562,349,871 preferred shares, representing approximately 10.060% of the total preferred shares issued by the Company; (ii) 143,148,325 common shares, representing approximately 2.553% of the total common shares issued by the Company; and (iii) 24,606,349 derivative financial instruments referenced in cash- settled preferred shares, representing approximately 0.440% of the total preferred shares issued by the Company, as specified in item 1 above;
(iii)	the purpose of the above-mentioned equity interests is strictly for investment, not aiming at changing the Company's shareholding control or administrative structure; and
(iv)	BlackRock has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.
3	We remain available for any clarifications or additional comments that you deem necessary on the subject.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 13, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.